  EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE-MKT: ASM

TSX-V: ASM
FSE: GV6

April 25, 2017

AVINO ANNOUNCES FURTHER RESULTS FROM ITS CURRENT EXPLORATION DRILL
PROGRAMS (BETWEEN THE SAN LUIS WORKINGS AND ELENA TOLOSA
WORKINGS, AND TO THE WEST OF SAN LUIS) AT THE AVINO MINE

Avino Silver & Gold Mines Ltd. (NYSE-MKT:ASM: TSX.V, ASM; “Avino” or the “Company”) is pleased to announce the following results from a further ten holes of its originally planned 18-hole drill program (3,000 metres) at the main Avino Mine located on the Avino property, 80 Km northeast of Durango, Mexico. The results from the first eight holes of the drill program were released on December 21, 2016 and are available on our website at the following link: http://www.avino.com/s/news.asp?ReportID=774072.

The objective of the foregoing drill program which commenced in September, 2016 was to explore the area of the Avino Vein System between the San Luis workings and the Elena Tolosa (“ET”) current production area. This new area is close to surface and accessible from the existing Avino Mine underground workings. The area was identified as a target of interest and may have been overlooked in the past given that on surface and at shallow depths, the Avino Vein system splits into hanging wall and foot wall structures.

The 18-hole drill program was completed with Hole ET-17-11 in mid March, and in order to fully evaluate the tonnage and the grade of the new zone, Avino decided to extend the program with an expected additional 20 drill holes. The drill is currently completing Hole ET-17-17 (the sixth hole of the extended 20-hole program).

In addition to the foregoing drilling there were five holes (17-01 to 17-05) drilled west of the San Luis workings the results of which are attached in a separate table.

The Avino Vein (Epithermal) has been followed longitudinally for more than 1,300 metres and vertically for more than 600 metres. It strikes north 66° east with an east-west splay, and dips to the south and southeast at 60° to 70°. Steeply dipping, high grade zones within the vein and stock-work zones (See Avino stockwork photos linked here) are frequently found throughout the vein, as well as at its intersections with a number of lateral veins. The new zone is approximately 240 metres of strike length by 130 metres in depth, and an average of 15 metres in thickness. The Avino vein remains open at depth.

There are two longitudinal section maps linked to this release, 1) showing the full longitudinal section, (to view click here) and 2) a close up of the area of drilling between the San Luis and the Elena Tolosa workings, (to view click here) which will also be available on our website at www.avino.com. The central area workings area is referred to as Elena Tolosa.

“We are very encouraged with the overall results of the initial exploration drill program between the San Luis workings and Elena Tolosa, and due to the success of the program, we are pleased to have extended it. The results support the continuation of the extensive Avino Vein system, and continue to demonstrate that this is a new gold rich area that has been untouched in the past.”

David Wolfin – President & CEO Avino Silver & Gold Mines Ltd.

Avino Silver & Gold Mines Ltd. - News Release – April 25, 2017
Avino Announces Further Results from its Current Exploration Drill Programs (Between the San Luis Workings and
Elena Tolosa Workings, and to the West of San Luis) at the Avino Mine

Drill intersections are spaced 25 metres apart in order to add greater certainty to the new mineralized block. This tonnage is included in the inferred category of mineral resources in the most recent resource estimate dated September 26, 2016. Two access levels between San Luis and ET have been channel sampled thus providing more certainty. An evaluation of the zone is being carried out by company engineers and geologists, with the expectation of converting a portion of the inferred resources to the indicated resource category.

The results of the remaining ten holes are as follows:

Hole Number	Zone	Intersection (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)
ET-16-09 Infill	Hanging Wall Breccia Zone	55.55 – 57.1	1.55	2.16	110	0.09
	Including	56.25 – 57.1	0.85	3.71	140	0.06
	Hanging Wall Breccia Footwall Zone	62.45 – 67.35	4.90	5.36	26	0.07
	Including	62.45 – 63.75	1.30	1.95	10	0.02
		64.85 -66.17	1.32	7.04	50	0.14
		66.17 – 67.35	1.18	11.95	28	0.10
	Avino Vein Hanging Wall Zone	165.45- 169.0	3.55	0.50	75	0.18
	Avino Vein Intermediate Zone	174.08 – 182.85	8.77	1.17	45	0.21
	Including	175.5 – 176.5	1.0	2.99	153	0.21
		176.5 – 176.9	0.40	1.58	104	0.69
	Avino Vein Footwall Zone)	195.3 – 214.5	19.20	0.39	51	0.38
	Including	202.4 – 214.3	11.90	0.45	57	0.54
ET-16-10 Infill	Veins on Hanging Wall	155.70 – 161.45	5.75	1.03	13	0.05
	Including	155.7 – 157.25	1.55	2.36	12	0.03
		157.25 – 157.8	0.55	1.18	15	0.04
	Avino Vein Hanging Wall Zone	178.9 – 193.25	14.35	0.34	6	0.01
	Avino Vein Footwall Zone	197.9 – 216.05	18.05	0.60	8	0.06
	Including	197.9 – 198.3	0.40	3.07	25	0.01
		214.1 – 215.2	1.10	4.57	6	0.03
ET-16-11 Infill	Avino Vein HW Breccia Zone	152.47 – 160.90	8.43	2.16	21	0.2
	Including	158.15 – 159.2	1.05	5.90	30	0.17
		159.2 – 160.3	1.10	4.04	43	0.30
	Avino Vein Footwall Zone	206.9 – 231.4	24.50	0.36	29	0.40
	Including	206.9 – 209.45	2.55	2.80	110	0.62
ET-16-12 Infill	Hanging Wall Vein	63.05 – 64.35	1.30	0.28	29	0.06
		127.65 – 127.8	0.15	5.339	10	0.06
		183.4 – 183.55	0.15	1.598	57	0.06
	FW Avino Vein	230.75 – 242.45	11.70	0.36	131	0.41
	Including	237.35 – 237.95	0.60	4.069	1216	3.16

Avino Silver & Gold Mines Ltd. - News Release – April 25, 2017
Avino Announces Further Results from its Current Exploration Drill Programs (Between the San Luis Workings and
Elena Tolosa Workings, and to the West of San Luis) at the Avino Mine

Hole Number	Zone	Intersection (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)
ET-17-06 Infill	Hanging wall Breccia	23.4 – 31.10	7.70	0.86	149	0.25
	Andesite with veinlets	53.30 – 54.4	1.10	0.06	147	1.49
	Avino Vein	81.85 – 120.65	38.80	1.07	29	0.1
	Avino Vein Hanging Wall Zone	81.85 – 84.95	3.10	0.40	136	0.40
	Avino Vein Intermediate	90.0 – 97.20	7.20	0.91	28	0.15
	Avino Vein Intermediate	101.7 – 107.8	11.15	0.47	10	0.03
	Including	97.20 – 98.35	1.15	3.35	42	0.04
		98.35 – 99.70	1.35	3.39	29	0.01
		99.70 – 100.55	0.85	3.91	20	0.06
		100.55 – 101.70	1.15	4.12	49	-
	Avino Vein Footwall Zone	112.20 – 120.65	8.45	0.88	15	0.08
ET-17-07 Infill	Hanging wall Breccia	24.75 – 30.05	5.30	0.92	177	0.14
	Including	27.55 – 28.35	0.8	2.10	487	0.16
	Andesite with veinlets	31.35 – 37.30	5.95	0.05	156	0.23
	Avino Vein	72.0 – 98.50	26.50	1.26	21	0.09
	Including	77.40 – 78.60	1.20	4.09	18	0.26
		84.30 – 85.05	0.75	6.04	4	0.004
		96.30 – 97.25	0.95	2.49	85	0.03
		97.25 -98.50	1.25	2.52	52	0.09
ET-17-08 Infill	Hanging wall Breccia	39.3 – 48.70	9.40	0.42	67	0.09
	Avino Vein	85.80 – 101.85	16.05	1.20	39	0.19
	Including	95.65 – 96.10	0.45	5.36	3	0.002
		98.55 – 99.45	0.90	4.29	11	0.24
		100.05 – 100.95	0.85	3.53	2	0.015
ET-17-09 Infill	Hanging Wall Breccia	42.85 – 50.30	7.45	0.36	55	0.33
	Including	48.8 – 49.05	0.25	0.23	420	4.76
	Avino Vein	68.60 – 88.60	20.0	2.32	66	0.08
	Including	80.35 – 81.45	1.10	4.62	70	0.045
		81.45 – 82.15	0.70	6.85	476	0.11
		82.15 – 83.00	0.85	2.91	86	0.11
		83.0 – 84.10	1.10	2.74	69	0.02
		84.10 – 85.10	1.0	3.68	85	0.44
		86.75 – 87.25	0.5	2.59	157	0.003
		88.10 – 88.6	0.5	4.89	15	0.004
ET-17-10 Infill	Avino Vein	94.55 – 113.20	18.2	0.44	17	0.04
	Stockwork Footwall	121.5 – 125.6	3.20	0.46	41	0.05

Avino Silver & Gold Mines Ltd. - News Release – April 25, 2017
Avino Announces Further Results from its Current Exploration Drill Programs (Between the San Luis Workings and
Elena Tolosa Workings, and to the West of San Luis) at the Avino Mine

Hole Number	Zone	Intersection (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)
ET-17-11 Infill	New vein Hanging Wall	86.4 – 88.45	2.05	0.92	154	0.61
	Including	86.4 – 87.10	0.70	0.66	103	0.85
		87.10 – 87.45	0.35	1.48	97	0.07
		87.45 – 88.05	0.60	1.33	290	0.43
		95.5 – 103.5	7.85	0.14	98	0.07
	Avino Vein	117.85 – 124.05	6.20	0.46	192	0.34
	Including	117.85 – 120.4	3.45	0.76	305	0.51

True widths cannot be determined with the information available.

Holes drilled west of the San Luis workings:

This exploration drilling is in a new gold rich area that has not been explored in the past and is west of the San Louis workings. The following five holes ET 17-01 to 17-05 were not part of the infill drill program, and were drilled in January and February, 2017. These holes are situated west of the San Luis workings and indicate that the mineralization of the Avino vein system runs right into the fault. The copper values are showing higher than the gap area between San Luis and Elena Tolosa.

Hole Number	Zone	Intersection (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)
ET-17-01	Hanging Wall Vein	40.35 – 41.5	1.15	1.06	190	1.03
	Hanging Wall Vein	45.60 – 48.95	3.35	0.64	215	0.39
	Hanging Wall Avino Vein	63.45 – 71.1	7.65	0.47	39	0. 394
	Avino Vein Footwall Zone	86.05 – 90.4	4.35	1.90	125	0.65
	Including	86.05 – 86.4	0.35	5.58	276	0.73
		88.05 – 88.65	0.60	3.39	126	0.88
		88.65 – 89.65	1.00	2.82	173	1.63
ET-17-02	Hanging Wall Vein	49.8 – 61.1	11.30	0.97	54	0.24
	Including	58.0 – 59.45	1.45	3.19	68	0.76
	Mineralized Zone	67.45 – 79.0	11.55	0.43	7	0.19
	Footwall Avino Vein	79.95 – 86.40	6.45	1.85	34	0.24
	Including	85.4 – 85.7	0.30	13.99	31	0.31
ET-17-03	Hanging Wall Vein	53.0 – 55.75	2.75	0.38	30	0.24
	Hanging Wall Vein	56.55 – 66.65	10.10	0.49	29	0.10
	Including	66.20 – 66.65	0.45	2.83	62	1.04
	Footwall Avino Vein	69.0 – 72.75	3.75	0.27	20	0.10
ET-17-04	Hanging Wall Vein	59.4 – 66.3	6.90	1.05	38	0.27
	Including	63.0 – 63.50	0.5	2.98	41	0.08
	Stockwork between Hanging Wall and Footwall of Avino Vein	69.40 – 79.7	10.30	0.18	7	0.2
	Footwall Avino Vein	94.80 – 103.6	8.80	1.24	14	0.14
	Including	97.70 – 98.45	0.75	2.82	19	0.08
ET-17-05	Did not cut vein

True widths cannot be determined with the information available.

Avino Silver & Gold Mines Ltd. - News Release – April 25, 2017
Avino Announces Further Results from its Current Exploration Drill Programs (Between the San Luis Workings and
Elena Tolosa Workings, and to the West of San Luis) at the Avino Mine

Assay Methods

Following detailed geological and geotechnical logging, drill core samples are sawed in half. One half of the core is submitted to the assay labs and the other half is retained on-site for verification and reference.

Samples from diamond drill holes of the program were submitted to the SGS Laboratory facility in Durango, Mexico. The gold is assayed by fire assay with an AA finish. Any samples exceeding 3.0 grams/tonne gold are re-assayed and followed by a gravimetric finish. Multi-element analyses are also completed for each sample by SGS ICP14B methods. Any copper values over 10,000 ppm (1%) are re-assayed using ICP 90Q. Silver is fire assayed with a gravimetric finish for samples assaying over 100 grams/tonne.

Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks), and duplicates as part of their QA/QC program during analysis of assays.

Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, Avino Consultant, and Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino:

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the use of proceeds from the Offering and the Company’s plans for production for its Avino property and Bralorne Mine property. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Avino Silver & Gold Mines Ltd. - News Release – April 25, 2017
Avino Announces Further Results from its Current Exploration Drill Programs (Between the San Luis Workings and
Elena Tolosa Workings, and to the West of San Luis) at the Avino Mine

Such factors and assumptions include, among others, our ability to use the proceeds from the Offering as expected, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.